FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated May 9, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, May 9, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Financial Statements as of 03/31/2013

      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we advise you that the Company’s Board of Directors approved, at its meeting held on May 9, 2013, the consolidated financial statements for the three-month period ended March 31, 2013. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	1,258
Attributable to minority interests	-
Total net income for the period	1,258

2) Other comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company	1,385
Attributable to minority interests	-
Total other comprehensive income for the period	1,385

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	2,643
Attributable to minority interests	-
Total comprehensive income for the period	2,643

4) Detail of Shareholders’ equity as of 03/31/2013 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total shareholders’ contributions		10,674
Legal reserve		2,007
Reserve for future investments		5,751
Other comprehensive income		7,472
Retained earning		7,999
Subtotal Shareholders’ equity		33,903
Minority interests		-
Total Shareholders’ equity		33,903

(1) Amounts in accordance with IFRS

TRANSLATION

Subsection o)-Shares owned by the parent group

Law No. 26,741, enacted on May 4, 2012, declared of public interest and subject to expropriation 51% of the equity of YPF S.A. represented by an identical stake of class D shares of the Company owned by Repsol YPF S.A., its controlled or controlling entities, whether directly or indirectly. The shares subject to expropriation will be assigned as follows: 51% to the Federal Government and 49% to the Argentine provinces who integrate the Federal Organization of Hydrocarbon Producers States and accept the transferred shares.

As of the date hereof, the total shares for which the Federal Government exercises all rights described in Law No. 26,741 and which represents 51% of the capital stock of the Company amounts to 200,590,525 shares, which include 200,589,525 class D shares of Repsol YPF S.A. which are subject to expropriation and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

As of the date hereof, the Federal Government, with legal domicile at Hipólito Yrigoyen 250, exercises the rights inherent to the shares representing 51% of the capital stock of the Company.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 9, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer